Exhibit 99.32

WBM CAPITAL CORP.

NOTICE OF SPECIAL MEETING OF SHAREHOLDERS

TAKE NOTICE THAT the special meeting (the “Meeting”) of the holders (“Shareholders”) of common shares (the “Common Shares”) in the capital of WBM Capital Corp. (the “Corporation”) will be held at the offices of Garfinkle Biderman LLP, which are located at 1 Adelaide Street East, Suite 801, Toronto, Ontario, M5C on August 25, 2025 at 1:00 p.m. (Toronto time) for the following purposes:

1.	to consider and, if thought advisable, approve with or without variation, a special resolution, the full text of which is set forth in Appendix “A” to the Corporation’s management information circular dated August 5, 2025 (the “Circular”), to authorize and approve the replacement of the articles and notice of articles of the Corporation providing for, among other things, (i) the restatement of the rights and restrictions of the existing class of Common Shares, and (ii) the creation of a class of non-voting shares (the “Replacement Resolution”), with the timing to be determined by the board of directors of the Corporation (the “Board”) at a date no later than twenty-four (24) months following the Meeting; and

2.	to transact such other business as may be properly brought before the Meeting or any postponement or adjournment thereof.

The Replacement Resolution must be approved by not less than two-thirds of the votes cast by Shareholders present in person or represented by proxy at the Meeting and a majority of the votes cast by disinterested Shareholders present in person or represented by proxy at the Meeting.

This notice of Meeting is accompanied by: (a) the Circular; and (b) a form of proxy for registered Shareholders. The Circular accompanying this notice of Meeting is incorporated into and shall be deemed to form part of this notice of Meeting.

The record date for the determination of Shareholders entitled to receive notice of, and to vote at, the Meeting or any adjournments or postponements thereof is July 25, 2025 (the “Record Date”). Shareholders whose names have been entered in the register of Shareholders at the close of business on the Record Date will be entitled to receive notice of, and to vote at, the Meeting or any adjournments or postponements thereof.

A Shareholder may attend the Meeting in person or may be represented by proxy. Shareholders who are unable to attend the Meeting or any adjournments or postponements thereof in person are requested to complete, date, sign and return the accompanying form of proxy for use at the Meeting or any adjournments or postponements thereof. To be effective, the enclosed form of proxy must be received by Garfinkle Biderman LLP by no later than 1:00 p.m. (Toronto Time) on August 21, 2025 or, in the case of any adjournment or postponement of the Meeting, by no later than 48 hours (excluding Saturdays, Sundays and holidays) before the time for the adjourned or postponed Meeting.

The above time limit for deposit of proxies may be waived or extended by the chairman of the Meeting at his discretion without notice.

DATED this 5th day of August, 2025.

BY ORDER OF THE BOARD OF DIRECTORS

“Fraser Hartley”

Fraser Hartley
Director